December 6, 2007
Via Electronic Filing, Fax, Next Day Air

Ms. Anne Nguyen Parker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Croff Enterprises, Inc.
SEC File No. 1-16731
Proposed Third Amended Preliminary Proxy Statement

Dear Sir or Madam:

Our office, as general counsel for Croff Enterprises, Inc., (hereafter “Croff”, the “Company” or the “Registrant”) has been asked to request that you treat the enclosed proxy statement as a third amended filing to Croff’s second amended filing on October 24, 2007.  The following representations should be deemed made and construed as if made directly by the company for whom we are acting as legal counsel.  The president and chairman of the board of Croff, Mr. Gerald L. Jensen, is therefore signing an attached certification to this letter to affirm all representations and undertakings of the registrant pursuant to direction of its Board.

The company, in addition to filing a copy of this letter as a non-public correspondence document, is concurrently electronically filing and sending to your office by next day air the original of this letter with two redline copies of the proposed third amended proxy statement and related materials.  Should you require further additional review copies, please contact the undersigned or the company at your earliest convenience and we will supply whatever additional copies would facilitate your review.

Prior to responding to the specific comments contained in your November 16th, 2007 comment letter, the registrant wishes to indicate to the Commission that it has made certain minor additional editing changes which are indicated in the enclosed redline version of the courtesy copy proxy statement.  We deem that all of these changes, other than those directly responsive to your following comments, were editorial and minor in nature and did not substantively change any provision of the earlier filing.  With this general comment, we will then address, in the order listed, the specific comments of your comment letter of November 16th, 2007 with reference to the parts of the proxy statements where applicable changes were made.

Division of Corporate Finance/ SEC
November 21, 2007

Your Comment No. 1-

In your comment 1, you requested of the registrant an explanation of claimed exemptions from registration for the issuance of the Croff Oil restricted common stock under the Securities Act of 1933 (33’ Act) and of the Croff Oil Company entity from the registration requirements under the Securities Exchange Act of 1934 (34’ Act).

Response to Comment No. 1–

The company believes that the issuance of the securities involved in this transaction are exempt under the 33’ Act pursuant to the definitional provisions of §3(a)(9) of the 33’ Act, essentially providing an exemption from the definition of a security for any security exchanged for an existing security of the issuer exclusively with its existing security holders, and where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.  Croff believes it meets this definition because it will hold Croff Oil restricted common stock and exchange it only and exclusively with its preferred “B” shareholders without any consideration being paid or any commissions being paid on a one-to-one basis.  Secondarily, the issuer believes that such exemption could be claimed under the “no sale” transaction doctrine, because there has never been any consideration paid for the preferred “B” shares and there would be no consideration for the restrictive common shares exchanged for the preferred “B” shares.  The issuer has attempted to set-out these exemption claims under the 33’ Act with more particularity on page 39 of the enclosed redline proxy statement.

As to the 34’ Act, Croff Oil Company will be a privately held Utah corporation which would not meet the criteria for listing as a reporting company under §12g of the 34’ Act and Rule 12g-1 promulgated pursuant thereto.  Again, this issue is more fully treated on page 40 of the proxy statement.  There is, accordingly, no intent at this time or in the foreseeable future to ever register the shares of Croff Oil under the 33’ Act or to list Croff Oil Company as a reporting company under the 34’ Act.  The shares will be issued with a customary restrictive legend.  The nature of restrictive shares is further discussed under the risk factors section in the proxy.

Your Comment No. 2-

Your comment 2 is believed to relate to the sufficiency of the description of the matters to be voted upon in the Notice of Meeting and the general description of those matters in the forepart of the proxy statement commencing on page 6.

Division of Corporate Finance/ SEC
November 21, 2007

Response to Comment No. 2–

In response to this comment, we have revised to the Notice of Meeting so that the items are categorically listed to essentially track the matters as listed in the proxy ballot form and as discussed in the proxy statement and which now includes the description in the notice of the proposed increase in common and preferred “A” shares.

Your Comment No. 3-

Your comment 3 pertains to requested proposed compliance with Item 19, Schedule 14A and particularly the effect of the increase in the common and preferred shares as it may relate to anti-takeover provisions as more fully described in Release number 34-15230 (October 1978).

Response to Comment No. 3–

The issuer now believes, in accordance with your direction, that it has adequately discussed its perception of the anti-takeover provisions.  In essential terms, the issuer believes the increase in capitalization beginning on page 10 of the proxy sufficiently addresses this issue. In essence, the company has attempted to describe in the section referenced that there are no anti-takeover rights or provisions associated in any with the increase capitalization.  In point of fact, the shares were increased primarily with the forward looking view to increase the availability of shares to facilitate potential mergers, acquisitions or reorganizations of the company.  In all events, there are no anti-takeover provisions associated with the proposed increase in the capital stock.

Your Comment No. 4-

Your comment 4 asks us to review again the requirements of Regulation S-B, Items 401 pertaining to executive compensation and stock ownership and Item 402(f) for directors in the company.

Response to Comment No. 4–

These provisions, as we understand them, required some further disclosure of basic information about executive officers and directors.  As you may recall from your prior review, there is only one executive officer in the company, Mr. Gerald L. Jensen, so disclosure for executive officers is limited to the single individual.  We believe in reviewing both the proxy and the requirements of Item 401 that the all required disclosure items pertaining to salary, other compensation, stock ownership, address, term and other required and business biographical information has been included in the proxy for the chief executive officer on pages 20 to 21.  As to the directors, we believe that all of the required information was previously included, except for the omission of the Summary Compensation Table, which has now been created and completed on page 29 of the proxy materials.  Also in those sections, the registrant has tried to clarify and enhance the disclosure pertaining to compensation to make it more clear.  We trust that we now have fully satisfied what you would deem to be the applications provision of Items 401 and 402(f).

Division of Corporate Finance/ SEC
November 21, 2007

The dates presently inserted or left blank in the proxy statement for mailing and meeting dates are primarily space holders and will be filled in, in accordance with the narrative material, under Utah law as soon as the proxy statement is deemed effective and prior to mailing.

The company has made no changes to the form of proxy ballots and dissenting shareholder rights materials as previously submitted.

The company would request your response back as your earliest convenience and further requests an acceleration of the effective date of the proxy statement in order to send out the notice by the first week in December for anticipated annual meeting before Christmas in 2007.  May we thank you for your continuing review of this matter.

Sincerely,

/s/ Julian D. Jensen
Julian D. Jensen
Attorney Croff Enterprises, Inc.

JDJ/hl
Encls: Proxy Statement
           Notice of Meeting

Division of Corporate Finance/ SEC
November 21, 2007

 [Croff Letterhead]

Certification

The undersigned, Gerald L. Jensen, acting as the President and Chairman of the board of Croff Enterprises, Inc. (Croff) represents that he has been duly authorized by the board of Croff to review, approve and sign the attached and incorporated response letter dated November 21, 2007 to the SEC on behalf of the Croff proxy statement dated October 24, 2007 and does hereby certify his signature to such letter and affirms all representations made by or on behalf of Croff in such letter.

/s/ Gerald L. Jensen
Gerald L. Jensen
Croff President and Chairman of the Board